SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at June 10, 2003

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 10, 2003

* Print the name and title of the signing officer under his signature.

  NORTHERN DYNASTY MINERALS LTD.
1020 - 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
www.northerndynasty.com

MAJOR DRILLING PROGRAM COMMENCES AT
PEBBLE GOLD-COPPER PROJECT IN ALASKA

June 10, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that the initial phase of the planned 50,000 foot diamond drilling program recommended for the Pebble project this year has commenced. This program is designed to delineate and expand the good-grade resources within the billion tonne Pebble gold-copper deposit as well as the significant new porphyry, skarn and vein discoveries made by Northern Dynasty in the surrounding 89 km2 sulphide system.

Recently, Northern Dynasty commissioned Snowden Mining Industry Consultants Inc. to complete an independent mineral resource estimate of the Pebble deposit. Their work established the deposit as one of the world's largest gold and copper resources, containing 13.1 million ounces of gold and 6.8 billion pounds of copper within Inferred Mineral Resources estimated by Snowden at 1.0 billion tonnes grading 0.61% copper-equivalent (0.40 grams gold per tonne, 0.30% copper, and 0.015% molybdenum above a cut-off grade of 0.30% copper-equivalent). Importantly, Snowden estimates that the Pebble deposit contains significant amounts of high-grade resources: 141 million tonnes of 0.67 grams gold per tonne, 0.48% copper and 0.019% molybdenum, or 0.97% copper-equivalent above a cut-off grade of 0.80% copper-equivalent.

The Company's first priority will be to upgrade the established resources and fully delineate the good-grade gold-copper resources within the Pebble deposit to enable a rapid recovery of capital costs during the early years of mine production. Importantly, Northern Dynasty's modeling of the Pebble deposit has revealed several priority areas within and adjacent to the deposit that have high potential to host substantial volumes of additional good-grade mineralization. These include two newly identified granodiorite porphyry stocks within the deposit where good-grade gold-copper mineralization and quartz vein stockworks have been encountered in limited previous drilling. At least 3 mineralizing "core zones" have now been identified in the deposit. In addition, grade and tonnage increases are expected from the drilling of: angle holes across the northeast trending deposit (instead of the vertical drilling completed to date); closer spaced holes (current hole spacing ranges from 100 to 250 m throughout much of the deposit, increasing up to 300 m near the margins of the area drilled); deeper holes (current hole depths in the deposit are variable, generally extending only to depths of 125 - 250 m, many of which bottomed in mineralization); and step out holes (the deposit is open ended to the northeast and southwest).

The first drill holes of the program will utilize oriented-core methods to determine the dominant mineralized fracture orientations within the Pebble deposit. Once these structural trends are established, further drilling in the deposit will be conducted at an appropriate angle to allow accurate sampling of the gold-copper mineralization. Experience at other porphyry deposits, and initial calculations for the Pebble deposit, (where there are only 7 angle holes out of the total 110 historical holes drilled in the deposit), indicate that appropriately-oriented angle holes can lead to significant increases in both gold and copper grades.

Northern Dynasty holds an option to purchase a 100% interest (with no underlying royalty or back-in) in the "Resource Lands" hosting the Pebble deposit and earn a minimum 50% interest in the extensive surrounding "Exploration Lands". Northern Dynasty is a Hunter Dickinson managed company with 18.1 million shares outstanding. Hunter Dickinson companies have a strong record of success in exploring and developing large gold-copper porphyry projects that have yielded exceptional returns for their shareholders.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit the Company's website at www.northerndynasty.com or contact Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

s/s Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.